December 9, 2019

Douglas Hein
Chief Financial Officer
Gordon Pointe Acquisition Corp.
780 Fifth Avenue South
Naples, FL 34102

       Re: Gordon Pointe Acquisition Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 18, 2019
           File No. 1-38363

Dear Mr. Hein:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Exhibits 31.1 and 31.2, page 1

1. The certifications do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows for these omissions. Please file an amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. See Regulation S-K C&DI 246.13.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Douglas Hein
Gordon Pointe Acquisition Corp.
December 9, 2019
Page 2

      You may contact Adam Phippen at (202) 551-3336 or Bill Thompson at (202) 551-
3344 with any questions.



FirstName LastNameDouglas Hein                         Sincerely,
Comapany NameGordon Pointe Acquisition Corp.
                                                       Division of Corporation
Finance
December 9, 2019 Page 2                                Office of Trade &
Services
FirstName LastName